The Bank of N.T. Butterfield & Son Limited
Consolidated Balance Sheets (unaudited)
(In thousands of US dollars, except share and per share data)

	As at
	June 30, 2024	December 31, 2023
Assets
Cash and demand deposits with banks - Non-interest bearing	96,599	91,826
Demand deposits with banks - Interest bearing	196,785	151,104
Cash equivalents - Interest bearing	2,096,422	1,403,718
Cash and cash equivalents	2,389,806	1,646,648
Securities purchased under agreements to resell	656,776	187,274
Short-term investments	632,176	1,038,037
Investment in securities
Available-for-sale at fair value (amortized cost: $2,012,781 (2023: $1,995,050))	1,836,029	1,831,129
Held-to-maturity (fair value: $2,765,104 (2023: $2,976,709))	3,332,420	3,461,097
Total investment in securities	5,168,449	5,292,226
Loans
Loans	4,610,687	4,771,608
Allowance for credit losses	(25,219)	(25,759)
Loans, net of allowance for credit losses	4,585,468	4,745,849
Premises, equipment and computer software, net	149,637	154,362
Goodwill	23,852	24,107
Other intangible assets, net	70,569	74,800
Equity method investments	6,513	7,063
Other real estate owned, net	75	450
Accrued interest and other assets	255,788	203,204
Total assets	13,939,109	13,374,020

Liabilities
Deposits
Non-interest bearing	2,523,523	2,656,659
Interest bearing	10,024,642	9,330,049
Total deposits	12,548,165	11,986,708
Employee benefit plans	89,373	88,694
Accrued interest and other liabilities	203,849	196,531
Total other liabilities	293,222	285,225
Long-term debt	98,608	98,490
Total liabilities	12,939,995	12,370,423
Commitments, contingencies and guarantees (Note 10)

Shareholders' equity
Common share capital (BMD 0.01 par; authorized voting ordinary shares 2,000,000,000 and non-voting ordinary shares 6,000,000,000) issued and outstanding: 45,782,082 (2023: 47,529,045)	458	475
Additional paid-in capital	953,254	988,904
Retained earnings	383,500	342,520
Less: treasury common shares, at cost: 619,212 (2023: 619,212)	(20,552)	(18,104)
Accumulated other comprehensive income (loss)	(317,546)	(310,198)
Total shareholders’ equity	999,114	1,003,597
Total liabilities and shareholders’ equity	13,939,109	13,374,020
The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited
Consolidated Statements of Operations (unaudited)
(In thousands of US dollars, except per share data)

	Three months ended		Six months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Non-interest income
Asset management	8,884	8,228	17,726	16,166
Banking	13,805	12,553	28,064	26,153
Foreign exchange revenue	12,582	11,283	25,774	21,995
Trust	15,437	14,257	30,481	27,095
Custody and other administration services	3,371	3,327	6,685	6,663
Other non-interest income	1,568	502	2,010	2,263
Total non-interest income	55,647	50,150	110,740	100,335
Interest income
Interest and fees on loans	76,592	79,785	153,578	157,273
Investments (none of the investment securities are intrinsically tax-exempt)
Available-for-sale	10,801	8,758	20,374	17,666
Held-to-maturity	18,820	20,172	38,145	41,093
Cash and cash equivalents, securities purchased under agreements to resell and short-term investments	41,368	25,203	78,196	52,341
Total interest income	147,581	133,918	290,293	268,373
Interest expense
Deposits	58,738	38,489	112,947	73,185
Long-term debt	1,372	2,949	2,743	5,349
Securities sold under agreement to repurchase	35	5	89	9
Total interest expense	60,145	41,443	115,779	78,543
Net interest income before provision for credit losses	87,436	92,475	174,514	189,830
Provision for credit (losses) recoveries	(483)	(1,527)	(74)	(2,198)
Net interest income after provision for credit losses	86,953	90,948	174,440	187,632
Net gains (losses) on equity securities	—	(7)	—	43
Net realized gains (losses) on available-for-sale investments	—	(3)	—	(11)
Net gains (losses) on other real estate owned	80	(30)	68	29
Net other gains (losses)	(16)	4,006	233	4,015
Total other gains (losses)	64	3,966	301	4,076
Total net revenue	142,664	145,064	285,481	292,043
Non-interest expense
Salaries and other employee benefits	43,855	41,192	86,628	83,523
Technology and communications	16,858	14,895	32,985	28,824
Professional and outside services	6,687	4,760	12,200	9,793
Property	8,232	7,502	16,955	14,938
Indirect taxes	5,587	5,296	11,891	11,043
Non-service employee benefits expense	983	1,397	1,965	2,795
Marketing	1,583	1,695	2,885	3,198
Amortization of intangible assets	1,889	1,436	3,820	2,854
Other expenses	5,468	5,375	10,345	10,686
Total non-interest expense	91,142	83,548	179,674	167,654
Net income before income taxes	51,522	61,516	105,807	124,389
Income tax benefit (expense)	(931)	(516)	(1,785)	(1,185)
Net income	50,591	61,000	104,022	123,204

Earnings per common share
Basic earnings per share	1.11	1.23	2.26	2.48
Diluted earnings per share	1.09	1.22	2.23	2.47
The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited
Consolidated Statements of Comprehensive Income (unaudited)
(In thousands of US dollars)

	Three months ended		Six months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023

Net income	50,591	61,000	104,022	123,204

Other comprehensive income (loss), net of taxes
Unrealized net gains (losses) on translation of net investment in foreign operations	(49)	400	(112)	356
Net changes on investments transferred to held-to-maturity	2,198	2,604	4,199	4,631
Unrealized net gains (losses) on available-for-sale investments	1,438	(15,758)	(12,839)	14,058
Employee benefit plans adjustments	154	299	1,404	617
Other comprehensive income (loss), net of taxes	3,741	(12,455)	(7,348)	19,662

Total comprehensive income (loss)	54,332	48,545	96,674	142,866
The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited
Consolidated Statements of Changes in Shareholders' Equity (unaudited)

	Three months ended				Six months ended
	June 30, 2024		June 30, 2023		June 30, 2024		June 30, 2023
	Number of shares	In thousands of US dollars	Number of shares	In thousands of US dollars	Number of shares	In thousands of US dollars	Number of shares	In thousands of US dollars
Common share capital issued and outstanding
Balance at beginning of period	46,840,139	468	50,447,997	504	47,529,045	475	50,277,466	503
Retirement of shares	(1,079,530)	(11)	(723,066)	(7)	(2,235,320)	(22)	(867,995)	(9)
Issuance of common shares	21,473	1	32,200	1	488,357	5	347,660	4
Balance at end of period	45,782,082	458	49,757,131	498	45,782,082	458	49,757,131	498

Additional paid-in capital
Balance at beginning of period		969,670		1,035,074		988,904		1,032,632
Share-based compensation		5,490		5,013		10,286		9,486
Share-based settlements		443		512		465		535
Retirement of shares		(22,348)		(15,752)		(46,396)		(17,803)
Issuance of common shares, net of underwriting discounts and commissions		(1)		(1)		(5)		(4)
Balance at end of period		953,254		1,024,846		953,254		1,024,846

Retained earnings
Balance at beginning of period		364,921		267,169		342,520		229,732
Net Income for the period		50,591		61,000		104,022		123,204
Common share cash dividends declared and paid, $0.44 and $0.88 per share (2023: $0.44 and $0.88 per share)		(20,124)		(21,849)		(40,630)		(43,824)
Retirement of shares		(11,888)		(5,945)		(22,412)		(8,737)
Balance at end of period		383,500		300,375		383,500		300,375

Treasury common shares
Balance at beginning of period	619,212	(18,660)	619,212	(20,511)	619,212	(18,104)	619,212	(20,600)
Purchase of treasury common shares	1,079,530	(36,139)	723,066	(18,844)	2,235,320	(71,278)	867,995	(23,600)
Retirement of shares	(1,079,530)	34,247	(723,066)	21,704	(2,235,320)	68,830	(867,995)	26,549
Balance at end of period	619,212	(20,552)	619,212	(17,651)	619,212	(20,552)	619,212	(17,651)

Accumulated other comprehensive income (loss)
Balance at beginning of period		(321,287)		(345,335)		(310,198)		(377,452)
Other comprehensive income (loss), net of taxes		3,741		(12,455)		(7,348)		19,662
Balance at end of period		(317,546)		(357,790)		(317,546)		(357,790)
Total shareholders' equity		999,114		950,278		999,114		950,278
The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited
Consolidated Statements of Cash Flows (unaudited)
(In thousands of US dollars)

	Six months ended
	June 30, 2024	June 30, 2023
Cash flows from operating activities
Net income	104,022	123,204
Adjustments to reconcile net income to operating cash flows
Depreciation, accretion and amortization	19,966	17,762
Provision for credit losses (recoveries)	74	2,198
Share-based payments and settlements	10,751	10,021
Net change in equity securities at fair value	—	236
Net realized (gains) losses on available-for-sale investments	—	11
Net (gains) losses on other real estate owned	(68)	(29)
(Increase) decrease in carrying value of equity method investments	475	10
Dividends received from equity method investments	75	5,181
Net other non-cash movements	—	1,089
Changes in operating assets and liabilities
(Increase) decrease in accrued interest receivable and other assets	(7,380)	8,333
Increase (decrease) in employee benefit plans, accrued interest payable and other liabilities	(11,657)	(14,075)
Cash provided by (used in) operating activities	116,258	153,941

Cash flows from investing activities
Net (increase) decrease in securities purchased under agreements to resell	(469,502)	178
Short-term investments other than restricted cash: proceeds from maturities and sales	1,464,436	1,247,780
Short-term investments other than restricted cash: purchases	(1,084,309)	(989,492)
Available-for-sale investments: proceeds from sale	—	4,539
Available-for-sale investments: proceeds from maturities and pay downs	230,725	58,948
Available-for-sale investments: purchases	(275,663)	—
Held-to-maturity investments: proceeds from maturities and pay downs	129,263	139,589
Net (increase) decrease in loans	146,115	193,174
Additions to premises, equipment and computer software	(6,295)	(14,993)
Proceeds from sale of other real estate owned	530	—
Purchase of intangible assets	(481)	—
Cash provided by (used in) investing activities	134,819	639,723

Cash flows from financing activities
Net increase (decrease) in deposits	607,064	(972,869)
Repayment of long-term debt	—	(75,000)
Common shares repurchased	(71,278)	(23,600)
Cash dividends paid on common shares	(40,630)	(43,824)
Cash provided by (used in) financing activities	495,156	(1,115,293)
Net effect of exchange rates on cash, cash equivalents and restricted cash	(2,052)	24,159
Net increase (decrease) in cash, cash equivalents and restricted cash	744,181	(297,470)
Cash, cash equivalents and restricted cash: beginning of period	1,672,260	2,116,546
Cash, cash equivalents and restricted cash: end of period	2,416,441	1,819,076

Components of cash, cash equivalents and restricted cash at end of period
Cash and cash equivalents	2,389,806	1,794,854
Restricted cash included in short-term investments on the consolidated balance sheets	26,635	24,222
Total cash, cash equivalents and restricted cash at end of period	2,416,441	1,819,076

Supplemental disclosure of non-cash items
Transfer to (out of) other real estate owned	87	336
Initial recognition of right-of-use assets and operating lease liabilities	1,262	—
The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited)
(In thousands of US dollars, unless otherwise stated)

Note 1: Nature of business

The Bank of N.T. Butterfield & Son Limited (“Butterfield”, the “Bank” or the “Company”) is incorporated under the laws of Bermuda and has a banking license under the Banks and Deposit Companies Act, 1999 (“the Act”). Butterfield is regulated by the Bermuda Monetary Authority (“BMA”), which operates in accordance with Basel principles.

Butterfield is a full service bank and wealth manager headquartered in Hamilton, Bermuda. The Bank operates its business through three geographic segments: Bermuda, Cayman, and the Channel Islands and the United Kingdom ("UK"), where its principal banking operations are located and where it offers specialized financial services. Butterfield offers banking services, comprised of retail and corporate banking, and wealth management, which consists of trust, private banking, and asset management. In the Bermuda, Cayman, and Channel Islands and the UK segments, Butterfield offers both banking and wealth management services. Butterfield also has operations in the jurisdictions of The Bahamas, Canada, Mauritius, Singapore and Switzerland, which are included in our Other segment.

The Bank's common shares trade on the New York Stock Exchange under the symbol "NTB" and on the Bermuda Stock Exchange ("BSX") under the symbol "NTB.BH".

Note 2: Significant accounting policies

The accompanying unaudited interim consolidated financial statements of the Bank have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and should be read in conjunction with the Bank’s audited financial statements for the year ended December 31, 2023.

In the opinion of Management, these unaudited interim consolidated financial statements reflect all adjustments (consisting primarily of normal recurring accruals) considered necessary for a fair statement of the Bank’s financial position and results of operations as at the end of and for the periods presented. The Bank’s results for interim periods are not necessarily indicative of results for the full year.

The preparation of financial statements in conformity with GAAP requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the unaudited consolidated financial statements and the reported amounts of revenues and expenses during the reporting period, and actual results could differ from those estimates. Management believes that the most critical accounting estimates upon which the financial condition depends, and which involve the most complex or subjective decisions or assessments, are as follows:
•Allowance for credit losses
•Fair value of financial instruments
•Impairment of goodwill
•Employee benefit plans
•Share-based compensation

New Accounting Pronouncements
There were no accounting developments issued during the six months ended June 30, 2024 or accounting standards pending adoption which impacted the Bank.

Note 3: Cash and cash equivalents

	June 30, 2024	December 31, 2023
Non-interest bearing
Cash and demand deposits with banks	96,599	91,826

Interest bearing
Demand deposits with banks	196,785	151,104
Cash equivalents	2,096,422	1,403,718
Sub-total - Interest bearing	2,293,207	1,554,822

Total cash and cash equivalents	2,389,806	1,646,648

Note 4: Short-term investments

	June 30, 2024	December 31, 2023
Unrestricted
Maturing within three months	549,188	639,133
Maturing between three to six months	38,557	321,850
Maturing between six to twelve months	17,796	51,442
Total unrestricted short-term investments	605,541	1,012,425

Affected by drawing restrictions related to minimum reserve and derivative margin requirements
Interest earning demand and term deposits	26,635	25,612
Total restricted short-term investments	26,635	25,612

Total short-term investments	632,176	1,038,037

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Note 5: Investment in securities

Amortized Cost, Carrying Amount and Fair Value
On the consolidated balance sheets, available-for-sale ("AFS") investments are carried at fair value and held-to-maturity ('HTM') investments are carried at amortized cost.

	June 30, 2024				December 31, 2023
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
US government and federal agencies	1,900,107	608	(173,341)	1,727,374	1,721,278	1,382	(158,875)	1,563,785
Non-US governments debt securities	94,618	—	(2,048)	92,570	254,532	—	(4,355)	250,177
Asset-backed securities - Student loans	40	—	—	40	40	—	—	40
Residential mortgage-backed securities	18,016	—	(1,971)	16,045	19,200	—	(2,073)	17,127
Total available-for-sale	2,012,781	608	(177,360)	1,836,029	1,995,050	1,382	(165,303)	1,831,129

Held-to-maturity¹
US government and federal agencies	3,332,420	—	(567,316)	2,765,104	3,461,097	—	(484,388)	2,976,709
Total held-to-maturity	3,332,420	—	(567,316)	2,765,104	3,461,097	—	(484,388)	2,976,709
¹For the six months ended June 30, 2024 and June 30, 2023, impairments recognized in other comprehensive income for HTM investments were nil.

Investments with Unrealized Loss Positions
The Bank does not believe that the AFS debt securities that were in an unrealized loss position as of June 30, 2024, comprising 169 securities representing 92.5% of the AFS portfolios' carrying value (December 31, 2023: 163 and 96.2%), represent credit losses. Total gross unrealized AFS losses were 10.4% of the fair value of the affected securities (December 31, 2023: 9.4%).

The Bank’s HTM debt securities are comprised of US government and federal agencies securities and have a zero credit loss assumption under the CECL model. HTM debt securities that were in an unrealized loss position as of June 30, 2024, were comprised of 219 securities representing 100% of the HTM portfolios’ carrying value (December 31, 2023: 219 and 100%). Total gross unrealized HTM losses were 20.5% of the fair value of affected securities (December 31, 2023: 16.3%).

Management does not intend to sell and it is likely that management will not be required to sell the securities prior to the anticipated recovery of the cost of these securities. Unrealized losses were attributable primarily to changes in market interest rates, relative to when the investment securities were purchased, and not due to a decrease in the credit quality of the investment securities. The issuers continue to make timely principal and interest payments on the securities. The following describes the processes for identifying credit impairment in security types with the most significant unrealized losses as shown in the preceding tables.

Management believes that all the US government and federal agencies securities do not have any credit losses, given the explicit and implicit guarantees provided by the US federal government.

Management believes that all the Non-US governments debt securities do not have any credit losses, given the explicit guarantee provided by the issuing government.

Investments in Asset-backed securities - Student loans are composed primarily of securities collateralized by Federal Family Education Loan Program loans (“FFELP loans”). FFELP loans benefit from a US federal government guarantee of at least 97% of defaulted principal and accrued interest, with additional credit support provided in the form of over-collateralization, subordination and excess spread, which collectively total in excess of 100%. Accordingly, the vast majority of FFELP loan-backed securities are not exposed to traditional consumer credit risk.

Investments in Residential mortgage-backed securities relate to 13 securities (December 31, 2023: 13) which are rated AAA and possess similar significant credit enhancement as described above. No credit losses were recognized on these securities as the weighted average credit support and the weighted average loan-to-value ratios range from 15.6% - 49.5% and 44.7% - 53.4%, respectively. Current credit support is significantly greater than any delinquencies experienced on the underlying mortgages.
In the following tables, debt securities with unrealized losses that are not deemed to be credit impaired and for which an allowance for credit losses has not been recorded are categorized as being in a loss position for "less than 12 months" or "12 months or more" based on the point in time that the fair value most recently declined below the amortized cost basis.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

	Less than 12 months		12 months or more
June 30, 2024	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Total fair value	Total gross unrealized losses
Available-for-sale securities with unrealized losses
US government and federal agencies	218,178	(1,081)	1,371,339	(172,260)	1,589,517	(173,341)
Non-US governments debt securities	—	—	92,570	(2,048)	92,570	(2,048)
Asset-backed securities - Student loans	—	—	40	—	40	—
Residential mortgage-backed securities	—	—	16,045	(1,971)	16,045	(1,971)
Total available-for-sale securities with unrealized losses	218,178	(1,081)	1,479,994	(176,279)	1,698,172	(177,360)

Held-to-maturity securities with unrealized losses
US government and federal agencies	—	—	2,765,104	(567,316)	2,765,104	(567,316)

	Less than 12 months		12 months or more
December 31, 2023	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Total fair value	Total gross unrealized losses
Available-for-sale securities with unrealized losses
US government and federal agencies	7,855	(137)	1,486,104	(158,738)	1,493,959	(158,875)
Non-US governments debt securities	—	—	250,177	(4,355)	250,177	(4,355)
Asset-backed securities - Student loans	—	—	40	—	40	—
Residential mortgage-backed securities	—	—	17,127	(2,073)	17,127	(2,073)
Total available-for-sale securities with unrealized losses	7,855	(137)	1,753,448	(165,166)	1,761,303	(165,303)

Held-to-maturity securities with unrealized losses
US government and federal agencies	—	—	2,976,709	(484,388)	2,976,709	(484,388)

Investment Maturities
The following table presents the remaining term to contractual maturity of the Bank’s securities. The actual maturities may differ as certain securities offer prepayment options to the borrowers.

	Remaining term to maturity
June 30, 2024	Within 3 months	3 to 12 months	1 to 5 years	5 to 10 years	Over 10 years	No specific or single maturity	Carrying amount
Available-for-sale
US government and federal agencies	149,071	—	669,248	—	—	909,055	1,727,374
Non-US governments debt securities	—	92,570	—	—	—	—	92,570
Asset-backed securities - Student loans	—	—	—	—	—	40	40
Residential mortgage-backed securities	—	—	—	—	—	16,045	16,045
Total available-for-sale	149,071	92,570	669,248	—	—	925,140	1,836,029

Held-to-maturity
US government and federal agencies	—	—	—	—	—	3,332,420	3,332,420

Pledged Investments
The Bank pledges certain US government and federal agencies investment securities to further secure the Bank's issued customer deposit products. The secured party does not have the right to sell or repledge the collateral.

	June 30, 2024		December 31, 2023
Pledged Investments	Amortized cost	Fair value	Amortized cost	Fair value
Available-for-sale	25,278	23,276	27,459	25,785
Held-to-maturity	93,316	82,399	96,952	88,399

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Sale Proceeds and Realized Gains and Losses of AFS Securities

	Six months ended
	June 30, 2024			June 30, 2023
	Sale proceeds	Gross realized gains	Gross realized (losses)	Sale proceeds	Gross realized gains	Gross realized (losses)
Asset-backed securities - Student loans	—	—	—	4,539	—	(11)
Total	—	—	—	4,539	—	(11)

Taxability of Interest Income
None of the investments' interest income have received a specific preferential income tax treatment in any of the jurisdictions in which the Bank owns investments.

Note 6: Loans

The principal means of securing residential mortgages, personal, credit card and business loans are entitlements over assets and guarantees. Mortgage loans are generally repayable over periods of up to thirty years and personal and business loans are generally repayable over a period of five to ten years, depending on the purpose. Government loans are repayable over a variety of terms which are individually negotiated. Amounts owing on credit cards are revolving and typically a minimum amount is due within 30 days from billing. The credit card portfolio is managed as a single portfolio and includes consumer and business cards. The effective yield on total loans as at June 30, 2024 is 6.48% (December 31, 2023: 6.46%). The interest receivable on total loans as at June 30, 2024 is $16.6 million (December 31, 2023: $23.1 million). The interest receivable is included in Accrued interest and other assets on the consolidated balance sheets and is excluded from all loan amounts disclosed in this note.

Loans' Credit Quality
The four credit quality classifications set out in the following tables are defined below and describe the credit quality of the Bank's lending portfolio. These classifications each encompass a range of more granular internal credit rating grades. Loans' internal credit ratings are assigned by the Bank's customer relationship managers as well as members of the Bank's jurisdictional and Group Credit Committees. The borrowers' financial condition is documented at loan origination and maintained periodically thereafter at a frequency which can be up to monthly for certain loans. The loans' performing status, as well as current economic trends, are continuously monitored. The Bank's jurisdictional and Group Credit Committees meet on a monthly basis. The Bank also has a Group Provisions and Impairments Committee which is responsible for approving significant provisions and other impairment charges.

A pass loan shall mean a loan that is expected to be repaid as agreed. A loan is classified as pass where the Bank is not expected to face repayment difficulties because the present and projected cash flows are sufficient to repay the debt and the repayment schedule as established by the agreement is being followed. Loans in this category are reviewed by the Bank’s management on at least an annual basis.

A special mention loan shall mean a loan under close monitoring by the Bank’s management on at least a quarterly basis. Loans in this category are currently still performing, but are potentially weak and present an undue credit risk exposure, but not to the point of justifying a classification of substandard.

A substandard loan shall mean a loan whose evident unreliability makes repayment doubtful and there is a threat of loss to the Bank unless the unreliability is averted. Loans in this category are under close monitoring by the Bank’s management on at least a quarterly basis.

A non-accrual loan shall mean either management is of the opinion full payment of principal or interest is in doubt or that the principal or interest is 90 days past due unless it is a residential mortgage loan which is well secured and collection efforts are reasonably expected to result in amounts due. Loans in this category are under close monitoring by the Bank’s management on at least a quarterly basis.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

The amortized cost of loans by credit quality classification and allowance for expected credit losses by class of loans is as follows:

June 30, 2024	Pass	Special mention	Substandard	Non-accrual	Total amortized cost	Allowance for expected credit losses	Total net loans
Commercial loans
Government	266,906	—	—	—	266,906	(587)	266,319
Commercial and industrial	254,975	502	817	18,076	274,370	(9,878)	264,492
Commercial overdrafts	111,393	1,549	—	81	113,023	(133)	112,890
Total commercial loans	633,274	2,051	817	18,157	654,299	(10,598)	643,701

Commercial real estate loans
Commercial mortgage	557,635	1,175	2,424	17,587	578,821	(3,907)	574,914
Construction	9,971	—	—	—	9,971	—	9,971
Total commercial real estate loans	567,606	1,175	2,424	17,587	588,792	(3,907)	584,885

Consumer loans
Automobile financing	18,373	—	—	154	18,527	(54)	18,473
Credit card	82,574	—	478	—	83,052	(1,732)	81,320
Overdrafts	39,361	—	—	53	39,414	(405)	39,009
Other consumer[1]	44,286	—	2,569	956	47,811	(876)	46,935
Total consumer loans	184,594	—	3,047	1,163	188,804	(3,067)	185,737

Residential mortgage loans	2,968,902	20,179	156,632	33,079	3,178,792	(7,647)	3,171,145

Total	4,354,376	23,405	162,920	69,986	4,610,687	(25,219)	4,585,468
1 Other consumer loans’ amortized cost includes $10 million of cash and portfolio secured lending and $30 million of lending secured by buildings in construction or other collateral.

December 31, 2023	Pass	Special mention	Substandard	Non-accrual	Total amortized cost	Allowance for expected credit losses	Total net loans
Commercial loans
Government	274,854	—	—	—	274,854	(848)	274,006
Commercial and industrial	258,325	626	853	18,392	278,196	(10,133)	268,063
Commercial overdrafts	116,859	1,689	159	87	118,794	(267)	118,527
Total commercial loans	650,038	2,315	1,012	18,479	671,844	(11,248)	660,596

Commercial real estate loans
Commercial mortgage	590,276	1,484	1,842	3,133	596,735	(1,441)	595,294
Construction	10,981	—	—	—	10,981	—	10,981
Total commercial real estate loans	601,257	1,484	1,842	3,133	607,716	(1,441)	606,275

Consumer loans
Automobile financing	18,823	—	—	139	18,962	(59)	18,903
Credit card	85,242	—	392	—	85,634	(1,744)	83,890
Overdrafts	42,673	—	—	42	42,715	(379)	42,336
Other consumer[1]	41,901	—	1,682	839	44,422	(914)	43,508
Total consumer loans	188,639	—	2,074	1,020	191,733	(3,096)	188,637

Residential mortgage loans	3,105,085	16,084	140,761	38,385	3,300,315	(9,974)	3,290,341

Total	4,545,019	19,883	145,689	61,017	4,771,608	(25,759)	4,745,849
1 Other consumer loans’ amortized cost includes $8 million of cash and portfolio secured lending and $27 million of lending secured by buildings in construction or other collateral.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Based on the most recent analysis performed, the amortized cost of loans by year of origination and credit quality classification is as follows:

June 30, 2024	Pass	Special mention	Substandard	Non-accrual	Total amortized cost
Loans by origination year
2024	226,838	—	275	—	227,113
2023	407,852	—	—	49	407,901
2022	809,287	127	—	35	809,449
2021	461,295	123	—	—	461,418
2020	318,665	451	30,733	7,475	357,324
Prior	1,891,269	21,155	131,434	62,293	2,106,151
Overdrafts and credit cards	239,170	1,549	478	134	241,331
Total amortized cost	4,354,376	23,405	162,920	69,986	4,610,687

December 31, 2023	Pass	Special mention	Substandard	Non-accrual	Total amortized cost
Loans by origination year
2023	446,889	—	—	—	446,889
2022	868,598	141	—	1,024	869,763
2021	522,169	146	—	—	522,315
2020	364,225	457	25,534	12	390,228
2019	526,356	339	272	8,979	535,946
Prior	1,559,264	17,110	119,332	50,872	1,746,578
Overdrafts and credit cards	257,518	1,690	551	130	259,889
Total amortized cost	4,545,019	19,883	145,689	61,017	4,771,608

Age Analysis of Past Due Loans (Including Non-Accrual Loans)
The following tables summarize the past due status of the loans. The aging of past due amounts are determined based on the contractual delinquency status of payments under the loan and this aging may be affected by the timing of the last business day at period end. Loans less than 30 days past due are included in current loans.

June 30, 2024	30 - 59 days	60 - 89 days	90 days or more	Total past due loans	Total current	Total amortized cost
Commercial loans
Government	—	—	—	—	266,906	266,906
Commercial and industrial	—	—	17,277	17,277	257,093	274,370
Commercial overdrafts	—	—	81	81	112,942	113,023
Total commercial loans	—	—	17,358	17,358	636,941	654,299

Commercial real estate loans
Commercial mortgage	246	14,842	3,094	18,182	560,639	578,821
Construction	—	—	—	—	9,971	9,971
Total commercial real estate loans	246	14,842	3,094	18,182	570,610	588,792

Consumer loans
Automobile financing	8	45	101	154	18,373	18,527
Credit card	387	182	478	1,047	82,005	83,052
Overdrafts	—	—	53	53	39,361	39,414
Other consumer	12	25	2,581	2,618	45,193	47,811
Total consumer loans	407	252	3,213	3,872	184,932	188,804

Residential mortgage loans	12,433	4,502	107,594	124,529	3,054,263	3,178,792

Total amortized cost	13,086	19,596	131,259	163,941	4,446,746	4,610,687

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

December 31, 2023	30 - 59 days	60 - 89 days	90 days or more	Total past due loans	Total current	Total amortized cost
Commercial loans
Government	—	—	—	—	274,854	274,854
Commercial and industrial	—	—	18,392	18,392	259,804	278,196
Commercial overdrafts	—	—	87	87	118,707	118,794
Total commercial loans	—	—	18,479	18,479	653,365	671,844

Commercial real estate loans
Commercial mortgage	—	355	3,133	3,488	593,247	596,735
Construction	—	—	—	—	10,981	10,981
Total commercial real estate loans	—	355	3,133	3,488	604,228	607,716

Consumer loans
Automobile financing	124	42	112	278	18,684	18,962
Credit card	902	255	392	1,549	84,085	85,634
Overdrafts	—	—	42	42	42,673	42,715
Other consumer	—	89	2,296	2,385	42,037	44,422
Total consumer loans	1,026	386	2,842	4,254	187,479	191,733

Residential mortgage loans	23,483	17,559	102,224	143,266	3,157,049	3,300,315

Total amortized cost	24,509	18,300	126,678	169,487	4,602,121	4,771,608

Changes in Allowances For Credit Losses
The decrease in the allowance for expected credit losses during the six months ended June 30, 2024 was primarily attributable to the repayment of two residential mortgage properties following the sale of the underlying collateral and reduced delinquencies in Bermuda. As disclosed in Note 2 of the December 31, 2023 Audited Consolidated Financial Statements, the Bank continuously collects and maintains attributes related to financial instruments within the scope of CECL, including current conditions, and reasonable and supportable assumptions about future economic conditions.

	Six months ended June 30, 2024
	Commercial	Commercial real estate	Consumer	Residential mortgage	Total
Balance at the beginning of period	11,248	1,441	3,096	9,974	25,759
Provision increase (decrease)	(477)	2,488	211	(2,148)	74
Recoveries of previous charge-offs	—	—	555	154	709
Charge-offs, by origination year
2024	—	—	—	—	—
2023	—	—	(2)	—	(2)
2022	—	—	—	—	—
2021	—	—	—	—	—
2020	—	—	—	—	—
Prior	(170)	(22)	—	(330)	(522)
Overdrafts and credit cards	(3)	—	(793)	—	(796)
Other	—	—	—	(3)	(3)
Allowances for expected credit losses at end of period	10,598	3,907	3,067	7,647	25,219

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

	Six months ended June 30, 2023
	Commercial	Commercial real estate	Consumer	Residential mortgage	Total
Balance at the beginning of period	12,143	884	2,696	9,238	24,961
Provision increase (decrease)	356	644	621	560	2,181
Recoveries of previous charge-offs	67	—	564	306	937
Charge-offs, by origination year
2023	—	—	—	—	—
2022	—	—	—	—	—
2021	—	—	(16)	—	(16)
2020	—	—	(20)	—	(20)
2019	—	—	—	—	—
Prior	(704)	(8)	(122)	(737)	(1,571)
Overdrafts and credit cards	(62)	—	(431)	—	(493)
Other	7	(2)	(6)	30	29
Allowances for expected credit losses at end of period	11,807	1,518	3,286	9,397	26,008

Collateral-dependent loans
Management identified that the repayment of certain commercial and consumer mortgage loans is expected to be provided substantially through the operation or the sale of the collateral pledged to the Bank ("collateral-dependent loans"). The Bank believes that for the vast majority of loans identified as collateral-dependent, the sale of the collateral will be sufficient to fully reimburse the loan's carrying amount.

Non-Performing Loans
During the six months ended June 30, 2024, no interest was recognized on non-accrual loans. Non-performing loans at June 30, 2024 include PCD loans, which have all been on non-accrual status since their acquisition. No credit deteriorated loans were purchased during the period.

	June 30, 2024				December 31, 2023
	Non-accrual loans with an allowance	Non-accrual loans without an allowance	Past due 90 days or more and accruing	Total non- performing loans	Non-accrual loans with an allowance	Non-accrual loans without an allowance	Past due 90 days or more and accruing	Total non- performing loans
Commercial loans
Commercial and industrial	17,258	818	—	18,076	18,086	306	—	18,392
Commercial overdrafts	—	81	—	81	—	88	—	88
Total commercial loans	17,258	899	—	18,157	18,086	394	—	18,480

Commercial real estate loans
Commercial mortgage	17,462	125	—	17,587	1,958	1,175	—	3,133
Total commercial real estate loans	17,462	125	—	17,587	1,958	1,175	—	3,133

Consumer loans
Automobile financing	102	52	—	154	124	15	—	139
Credit card	—	—	478	478	—	—	392	392
Overdrafts	—	53	—	53	—	42	—	42
Other consumer	538	418	1,724	2,680	512	327	1,682	2,521
Total consumer loans	640	523	2,202	3,365	636	384	2,074	3,094

Residential mortgage loans	19,049	14,030	78,206	111,285	20,059	18,326	70,325	108,710
Total non-performing loans	54,409	15,577	80,408	150,394	40,739	20,279	72,399	133,417

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Loan Modifications Made to Borrowers Experiencing Financial Difficulty
The following table summarizes the amortized cost basis of loan modifications made to borrowers experiencing financial difficulty during the six-months ended June 30, 2024 and June 30, 2023.

	Amortized cost basis				Weighted average financial effects
June 30, 2024	Term extension and interest rate reduction	Term extension	Interest rate reduction	In % of the class of loans	Months of term extension	Interest rate reduction
Commercial mortgage	—	—	648	0.1%	—	3.0%
Other consumer	—	53	792	1.8%	36	3.8%
Residential mortgage loans	19,368	194	3,768	0.7%	26	1.7%

	Amortized cost basis				Weighted average financial effects
June 30, 2023	Term extension and interest rate reduction	Term extension	Interest rate reduction	In % of the class of loans	Months of term extension	Interest rate reduction
Residential mortgage loans	—	2,478	4,557	0.2%	34	3.4%

Age analysis and subsequent default of modified loans.
As at June 30, 2024, all loans for which a concession was granted during the preceding 12 months are current (June 30, 2023, all loans for which a concession was granted during the preceding 6 months are current), except for the following:

Residential mortgage loans:
–$0.1 million (June 30, 2023: $0.3 million) of residential mortgage loans for which a reduction in interest rate was granted are 30 to 59 days past due; and
–$0.7 million (June 30, 2023: nil) of residential mortgage loans for which a reduction in interest rate was granted had a payment default and are 90 days or more past due.

Note 7: Credit risk concentrations

Concentrations of credit risk in the lending and off-balance sheet credit-related arrangements portfolios arise when a number of customers are engaged in similar business activities, are in the same geographic region, or when they have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic conditions. The Bank regularly monitors various segments of its credit risk portfolio to assess potential concentrations of risks and to obtain collateral when deemed necessary. In the Bank's commercial portfolio, risk concentrations are evaluated primarily by industry and by geographic region of loan origination. In the consumer portfolio, concentrations are evaluated primarily by products. Credit exposures include loans, guarantees and acceptances, letters of credit and commitments for undrawn lines of credit. Unconditionally cancellable credit cards and overdraft lines of credit are excluded from the tables below.

The following table summarizes the credit exposure of the Bank by geographic region. The exposure amounts disclosed below do not include accrued interest and are gross of allowances for credit losses and gross of collateral held.

	June 30, 2024				December 31, 2023
Geographic region	Cash and cash equivalents, resell agreements and short-term investments	Loans	Off-balance sheet	Total credit exposure	Cash and cash equivalents, resell agreements and short-term investments	Loans	Off-balance sheet	Total credit exposure
Belgium	7,422	—	—	7,422	2,815	—	—	2,815
Bermuda	42,577	1,694,490	231,197	1,968,264	39,843	1,772,429	189,190	2,001,462
Canada	960,514	—	—	960,514	1,198,290	—	—	1,198,290
Cayman Islands	44,521	1,114,111	239,338	1,397,970	46,870	1,171,213	197,333	1,415,416
Germany	3,001	—	—	3,001	1,637	—	—	1,637
Guernsey	1	584,052	195,338	779,391	1	630,157	180,179	810,337
Ireland	11,721	—	—	11,721	13,849	—	—	13,849
Japan	71,096	—	—	71,096	15,831	—	—	15,831
Jersey	—	185,199	14,204	199,403	—	181,647	17,514	199,161
Norway	283,938	—	—	283,938	94,698	—	—	94,698
Switzerland	2,199	—	—	2,199	1,952	—	—	1,952
The Bahamas	226	4,460	—	4,686	990	5,625	—	6,615
United Kingdom	1,160,844	1,028,375	76,232	2,265,451	558,724	1,010,537	162,002	1,731,263
United States	1,088,208	—	—	1,088,208	894,259	—	—	894,259
Other	2,490	—	—	2,490	2,200	—	—	2,200
Total gross exposure	3,678,758	4,610,687	756,309	9,045,754	2,871,959	4,771,608	746,218	8,389,785

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Note 8: Deposits

By Maturity
	Demand		Total demand deposits	Term				Total term deposits
June 30, 2024	Non-interest bearing	Interest bearing		Within 3 months	3 to 6 months	6 to 12 months	After 12 months		Total deposits
Demand or less than $100k¹	2,523,523	5,867,900	8,391,423	51,750	12,577	22,295	10,180	96,802	8,488,225
Term - $100k or more	N/A	N/A	—	3,191,574	318,283	476,003	74,080	4,059,940	4,059,940
Total deposits	2,523,523	5,867,900	8,391,423	3,243,324	330,860	498,298	84,260	4,156,742	12,548,165

	Demand		Total demand deposits	Term				Total term deposits
December 31, 2023	Non-interest bearing	Interest bearing		Within 3 months	3 to 6 months	6 to 12 months	After 12 months		Total deposits
Demand or less than $100k¹	2,656,659	5,602,255	8,258,914	42,571	15,177	18,877	10,360	86,985	8,345,899
Term - $100k or more	N/A	N/A	—	2,633,800	474,034	459,325	73,650	3,640,809	3,640,809
Total deposits	2,656,659	5,602,255	8,258,914	2,676,371	489,211	478,202	84,010	3,727,794	11,986,708
¹The weighted-average interest rate on interest-bearing demand deposits as at June 30, 2024 is 0.83% (December 31, 2023: 0.81%).

By Type and Segment	June 30, 2024			December 31, 2023
	Payable on demand	Payable on a fixed date	Total	Payable on demand	Payable on a fixed date	Total
Bermuda	3,670,089	977,182	4,647,271	3,487,911	985,180	4,473,091
Cayman	2,856,222	1,052,606	3,908,828	2,971,581	1,033,515	4,005,096
Channel Islands and the UK	1,865,112	2,126,954	3,992,066	1,799,422	1,709,099	3,508,521
Total deposits	8,391,423	4,156,742	12,548,165	8,258,914	3,727,794	11,986,708

Note 9: Employee benefit plans

The Bank maintains trusteed pension plans including non-contributory defined benefit plans and a number of defined contribution plans, and provides post-retirement medical benefits to its qualifying retirees. The defined benefit provisions under the pension plans are generally based upon years of service and average salary during the relevant years of employment. The defined benefit and post-retirement medical plans are not open to new participants and are non-contributory and the funding required is provided by the Bank, based upon the advice of independent actuaries. The defined benefit pension plans are in the Bermuda, Guernsey and UK jurisdictions, and the defined benefit post-retirement medical plan is in Bermuda. The Bank has a residual obligation on top of its defined contribution plan in Mauritius.

The Bank included an estimate of the 2024 Bank contribution and estimated benefit payments for the next ten years under the pension and post-retirement plans in its audited financial statements for the year-ended December 31, 2023. During the six months ended June 30, 2024, there have been no material revisions to these estimates.

		Three months ended		Six months ended
	Line item in the consolidated statements of operations	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Defined benefit pension expense (income)
Interest cost	Non-service employee benefits expense	1,277	1,346	2,556	2,678
Expected return on plan assets	Non-service employee benefits expense	(1,552)	(1,534)	(3,107)	(3,052)
Amortization of net actuarial (gains) losses	Non-service employee benefits expense	589	572	1,178	1,142
Amortization of prior service (credit) cost	Non-service employee benefits expense	19	20	39	39
Total defined benefit pension expense (income)		333	404	666	807

Post-retirement medical benefit expense (income)
Service cost	Salaries and other employee benefits	13	19	27	38
Interest cost	Non-service employee benefits expense	1,097	1,196	2,193	2,393
Amortization of net actuarial (gains) losses	Non-service employee benefits expense	131	131	262	262
Amortization of prior service (credit) cost	Non-service employee benefits expense	(578)	(334)	(1,156)	(667)
Total post-retirement medical benefit expense (income)		663	1,012	1,326	2,026

The components of defined benefit pension expense (income) and post-retirement benefit expense (income) other than the service cost component are included in the line item non-service employee benefits expense in the consolidated statements of income.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Note 10: Credit related arrangements, repurchase agreements and commitments

Commitments
The Bank enters into contractual commitments to extend credit, normally with fixed expiration dates or termination clauses, at specified rates and for specific purposes. Substantially all of the Bank's commitments to extend credit are contingent upon customers maintaining specific credit standards at the time of loan funding. Management assesses the credit risk associated with certain commitments to extend credit in determining the level of the allowance for expected credit losses.

The Bank has a facility with one of its custodians, whereby the Bank may offer up to US$200 million of standby letters of credit to its customers on a fully secured basis. Under the standard terms of the facility, the custodian has the right to set-off against securities held of 110% of the utilized facility. At June 30, 2024, $141.2 million (December 31, 2023: $120.0 million) of standby letters of credit were issued under this facility.

Outstanding unfunded commitments to extend credit	June 30, 2024	December 31, 2023
Commitments to extend credit	469,996	496,577
Documentary and commercial letters of credit	747	1,824
Total unfunded commitments to extend credit	470,743	498,401
Allowance for credit losses	(300)	(302)

Credit-Related Arrangements
Standby letters of credit and letters of guarantee are issued at the request of a Bank customer in order to secure the customer’s payment or performance obligations to a third party. These guarantees represent an irrevocable obligation of the Bank to pay the third party beneficiary upon presentation of the guarantee and satisfaction of the documentary requirements stipulated therein, without investigation as to the validity of the beneficiary’s claim against the customer. Generally, the term of the standby letters of credit does not exceed one year, while the term of the letters of guarantee does not exceed four years. The types and amounts of collateral security held by the Bank for these standby letters of credit and letters of guarantee are generally represented by deposits with the Bank or a charge over assets held in mutual funds.

The Bank considers the fees collected in connection with the issuance of standby letters of credit and letters of guarantee to be representative of the fair value of its obligation undertaken in issuing the guarantee. In accordance with applicable accounting standards related to guarantees, the Bank defers fees collected in connection with the issuance of standby letters of credit and letters of guarantee. The fees are then recognized in income proportionately over the life of the credit agreements. The following table presents the outstanding financial guarantees. Collateral is shown at estimated market value less selling cost. Where the collateral is cash, it is shown gross including accrued income.

	June 30, 2024			December 31, 2023
Outstanding financial guarantees	Gross	Collateral	Net	Gross	Collateral	Net
Standby letters of credit	281,977	254,827	27,150	244,288	237,139	7,149
Letters of guarantee	3,589	3,553	36	3,529	3,493	36
Total	285,566	258,380	27,186	247,817	240,632	7,185

Repurchase agreements
The Bank utilizes repurchase agreements and resell agreements (reverse repurchase agreements) to manage liquidity. The risks of these transactions include changes in the fair value of the securities posted or received as collateral and other credit related events. The Bank manages these risks by ensuring that the collateral involved is appropriate and by monitoring the value of the securities posted or received as collateral on a daily basis.

As at June 30, 2024, the Bank had 8 open positions (December 31, 2023: 5) in resell agreements with a remaining maturity of less than 30 days involving pools of mortgages issued by US federal agencies. The amortized cost of these resell agreements is $656.8 million (December 31, 2023: $187.3 million) and is included in securities purchased under agreements to resell on the consolidated balance sheets. As at June 30, 2024, there were no positions (December 31, 2023: no positions) which were offset on the consolidated balance sheets to arrive at the carrying value, and there was no collateral amount which was available to offset against the future settlement amount.

Legal Proceedings
There are actions and legal proceedings pending against the Bank and its subsidiaries which arose in the normal course of its business. Management, after reviewing all actions and proceedings pending against or involving the Bank and its subsidiaries, considers that the resolution of these matters would in the aggregate not be material to the consolidated financial position of the Bank, except as noted in the following paragraph.

As publicly announced, in November 2013, the US Attorney’s Office for the Southern District of New York applied for and secured the issuance of so-called John Doe Summonses to six US financial institutions with which the Bank had correspondent bank relationships in connection with a US cross border tax investigation. On August 3, 2021, the Bank announced it had reached a resolution with the United States Department of Justice concerning this inquiry. The resolution is in the form of a non-prosecution agreement with a three-year term. The Bank paid $5.6 million in respect of Forfeiture and Tax Restitution Amounts which is consistent with that previously provisioned for.

Note 11: Leases

The Bank enters into operating lease agreements either as the lessee or the lessor, mostly for office and parking spaces as well as for small office equipment. The terms of the existing leases, including renewal options that are reasonably certain to be exercised, extend up to the year 2038. Certain lease payments will be adjusted during the related lease's term based on movements in the relevant consumer price index.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

	Three months ended		Six months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Lease costs
Operating lease costs	1,385	1,918	2,773	3,797
Short-term lease costs	1,022	640	1,840	1,222
Sublease income	861	(186)	572	(558)
Total net lease cost	3,268	2,372	5,185	4,461
Operating lease income	584	246	694	512

Other information for the period
Right-of-use assets related to new operating lease liabilities	1,262	—	1,262	—
Operating cash flows from operating leases	1,925	1,973	3,848	3,903

Other information at end of period			June 30, 2024	December 31, 2023
Operating leases right-of-use assets (included in other assets on the balance sheets)			33,858	33,445
Operating lease liabilities (included in other liabilities on the balance sheets)			33,313	33,014
Weighted average remaining lease term for operating leases (in years)			8.96	9.52
Weighted average discount rate for operating leases			5.67%	5.60%

The following table summarizes the maturity analysis of the Bank's commitments for long-term leases as at December 31, 2023:
Year ending December 31				Operating Leases
2024				7,162
2025				4,961
2026				4,128
2027				3,719
2028				3,725
2029 & thereafter				18,382
Total commitments				42,077
Less: effect of discounting cash flows to their present value				(9,063)
Operating lease liabilities				33,014

Note 12: Segmented information

The Bank is managed by the Chairman & Chief Executive Officer ("CEO") on a geographic basis. The Bank presents four reportable segments, three geographical and one other: Bermuda, Cayman, Channel Islands and the UK, and Other. The Other segment is composed of several non-reportable operating segments that have been aggregated in accordance with GAAP. Each reportable segment has a managing director who reports to the Chairman & CEO. The Chairman & CEO and the segment managing director have final authority over resource allocation decisions and performance assessment.

The geographic segments reflect this management structure and the manner in which financial information is currently evaluated by the Chairman & CEO. Segment results are determined based on the Bank's management reporting system, which assigns balance sheet and statement of operations items to each of the geographic segments. The process is designed around the Bank's organizational and management structure and, accordingly, the results derived are not necessarily comparable with similar information published by other financial institutions. A description of each reportable segment and table of financial results is presented below.

Accounting policies of the reportable segments are the same as those described in Note 2 of the Bank's audited financial statements for the year ended December 31, 2023. Transactions between segments are accounted for on an accrual basis and are all eliminated upon consolidation. The Bank generally does not allocate assets, revenues and expenses among its business segments, with the exception of certain corporate overhead expenses and loan participation revenue and expenses. Loan participation revenue and expenses are allocated pro-rata based upon the percentage of the total loan funded by each jurisdiction participating in the loan.

The Bermuda segment provides a comprehensive range of retail, commercial and private banking services. Retail services are offered to individuals and small to medium-sized businesses through three branch locations and through internet banking, mobile banking, automated teller machines ("ATMs") and debit cards. Retail services include deposit services, consumer and mortgage lending, credit cards and personal insurance products. Commercial banking includes commercial lending and mortgages, cash management, payroll services, remote banking and letters of credit. Treasury services include money market and foreign exchange activities. Bermuda’s wealth management offering consists of Butterfield Asset Management Limited, which provides investment management, advisory and brokerage services and Butterfield Trust (Bermuda) Limited, which provides trust, estate, company management and custody services. Bermuda is also the location of the Bank's head offices and accordingly, retains the unallocated corporate overhead expenses.

The Cayman segment provides a comprehensive range of retail, commercial and private banking services. Retail services are offered to individuals and small to medium-sized businesses through three branch locations and through internet banking, mobile banking, ATMs and debit cards. Retail services include deposit services, consumer and mortgage lending, credit cards and property/auto insurance. Commercial banking includes commercial lending and mortgages, cash management, payroll services, remote banking and letters of credit. Treasury services include money market and foreign exchange activities. Cayman’s wealth management offering comprises investment management, advisory and brokerage services and Butterfield Trust (Cayman) Limited, which provides trust, estate and company management.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

The Channel Islands and the UK segment includes the jurisdictions of Guernsey and Jersey (Channel Islands), and the UK. In the Channel Islands, a broad range of services are provided to individuals, private clients and trusts, and to financial intermediaries and funds including deposit services, mortgage lending, private and corporate banking, treasury services, internet banking, wealth management and fiduciary services. In 2023, the segment began issuing credit cards to local residents of Guernsey and Jersey. The UK jurisdiction provides mortgage services for high-value residential properties.

The Other segment includes the jurisdictions of The Bahamas, Canada, Mauritius, Singapore and Switzerland. These operating segments individually and collectively do not meet the quantitative threshold for segmented reporting and are therefore aggregated as non-reportable operating segments.

Total Assets by Segment	June 30, 2024	December 31, 2023
Bermuda	5,465,540	5,181,431
Cayman	4,266,664	4,341,739
Channel Islands and the UK	4,645,719	4,204,561
Other	68,022	63,470
Total assets before inter-segment eliminations	14,445,945	13,791,201
Less: inter-segment eliminations	(506,836)	(417,181)
Total	13,939,109	13,374,020

	Net interest income		Provision for credit (losses) recoveries	Non-interest income	Net revenue before gains and losses	Gains and losses	Total net revenue	Total expenses	Net income
Three months ended June 30, 2024	Customer	Inter- segment
Bermuda	42,432	(253)	(714)	23,216	64,681	82	64,763	50,794	13,969
Cayman	28,584	1,472	262	16,562	46,880	—	46,880	16,866	30,014
Channel Islands and the UK	16,361	(1,219)	(31)	10,775	25,886	(18)	25,868	20,399	5,469
Other	59	—	—	10,602	10,661	—	10,661	9,522	1,139
Total before eliminations	87,436	—	(483)	61,155	148,108	64	148,172	97,581	50,591
Inter-segment eliminations	—	—	—	(5,508)	(5,508)	—	(5,508)	(5,508)	—
Total	87,436	—	(483)	55,647	142,600	64	142,664	92,073	50,591

	Net interest income		Provision for credit (losses) recoveries	Non-interest income	Net revenue before gains and losses	Gains and losses	Total net revenue	Total expenses	Net income
Three months ended June 30, 2023	Customer	Inter- segment
Bermuda	45,978	(660)	(1,877)	21,392	64,833	3,967	68,800	46,452	22,348
Cayman	33,261	1,402	171	15,444	50,278	2	50,280	15,559	34,721
Channel Islands and the UK	13,225	(742)	179	9,476	22,138	(3)	22,135	18,880	3,255
Other	11	—	—	8,578	8,589	—	8,589	7,913	676
Total before eliminations	92,475	—	(1,527)	54,890	145,838	3,966	149,804	88,804	61,000
Inter-segment eliminations	—	—	—	(4,740)	(4,740)	—	(4,740)	(4,740)	—
Total	92,475	—	(1,527)	50,150	141,098	3,966	145,064	84,064	61,000

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

	Net interest income		Provision for credit (losses) recoveries	Non-interest income	Net revenue before gains and losses	Gains and losses	Total net revenue	Total expenses	Net income
Six months ended June 30, 2024	Customer	Inter- segment
Bermuda	83,835	204	(231)	44,732	128,540	104	128,644	99,549	29,095
Cayman	58,499	3,029	205	33,874	95,607	—	95,607	33,304	62,303
Channel Islands and the UK	32,058	(3,233)	(48)	22,096	50,873	197	51,070	40,346	10,724
Other	122	—	—	20,880	21,002	—	21,002	19,102	1,900
Total before eliminations	174,514	—	(74)	121,582	296,022	301	296,323	192,301	104,022
Inter-segment eliminations	—	—	—	(10,842)	(10,842)	—	(10,842)	(10,842)	—
Total	174,514	—	(74)	110,740	285,180	301	285,481	181,459	104,022

	Net interest income		Provision for credit (losses) recoveries	Non-interest income	Net revenue before gains and losses	Gains and losses	Total net revenue	Total expenses	Net income
Six months ended June 30, 2023	Customer	Inter- segment
Bermuda	93,847	(1,881)	(2,502)	43,239	132,703	4,079	136,782	94,185	42,597
Cayman	67,862	2,811	206	32,295	103,174	(1)	103,173	30,908	72,265
Channel Islands and the UK	28,100	(930)	98	17,994	45,262	(2)	45,260	37,992	7,268
Other	21	—	—	16,211	16,232	—	16,232	15,158	1,074
Total before eliminations	189,830	—	(2,198)	109,739	297,371	4,076	301,447	178,243	123,204
Inter-segment eliminations	—	—	—	(9,404)	(9,404)	—	(9,404)	(9,404)	—
Total	189,830	—	(2,198)	100,335	287,967	4,076	292,043	168,839	123,204

Note 13: Derivative instruments and risk management

The Bank uses derivatives for risk management purposes and to meet the needs of its customers. The Bank’s derivative contracts principally involve over-the-counter ("OTC") transactions that are negotiated privately between the Bank and the counterparty to the contract and include interest rate contracts and foreign exchange contracts.

The Bank may pursue opportunities to reduce its exposure to credit losses on derivatives by entering into International Swaps and Derivatives Association master agreements (“ISDAs”). Depending on the nature of the derivative transaction, bilateral collateral arrangements may be used as well. When the Bank is engaged in more than one outstanding derivative transaction with the same counterparty, and also has a legally enforceable master netting agreement with that counterparty, the net marked-to-market exposure represents the netting of the positive and negative exposures with that counterparty. When there is a net negative exposure, the Bank regards its credit exposure to the counterparty as being zero. The net marked-to-market position with a particular counterparty represents a reasonable measure of credit risk when there is a legally enforceable master netting agreement between the Bank and that counterparty.

Certain of these agreements contain credit risk-related contingent features in which the counterparty has the option to accelerate cash settlement of the Bank's net derivative liabilities with the counterparty in the event the Bank's credit rating falls below specified levels or the liabilities reach certain levels.

All derivative financial instruments, whether designated as hedges or not, are recorded on the consolidated balance sheets at fair value within other assets or other liabilities. These amounts include the effect of netting. The accounting for changes in the fair value of a derivative in the consolidated statements of operations depends on whether the contract has been designated as a hedge and qualifies for hedge accounting.

Notional Amounts
The notional amounts are not recorded as assets or liabilities on the consolidated balance sheets as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged. Notional amounts represent the volume of outstanding transactions and do not represent the potential gain or loss associated with market risk or credit risk of such instruments. Credit risk is limited to the positive fair value of the derivative instrument, which is significantly less than the notional amount.

Fair Value
Derivative instruments, in the absence of any compensating up-front cash payments, generally have no market value at inception. They obtain value, positive or negative, as relevant interest rates, exchange rates, equity or commodity prices or indices change. The potential for derivatives to increase or decrease in value as a result of the foregoing factors is generally referred to as market risk. Market risk is managed within clearly defined parameters as prescribed by senior management of the Bank. The fair value is defined as the profit or loss associated with replacing the derivative contracts at prevailing market prices.

Risk Management Derivatives
The Bank enters into interest derivative contracts as part of its overall interest rate risk management strategy to minimize significant unplanned fluctuations in earnings that are caused by interest rate volatility. The Bank’s goal is to manage interest rate sensitivity by modifying the repricing or maturity characteristics of certain consolidated balance sheet assets and liabilities so that movements in interest rates do not adversely affect the net interest margin. Derivative instruments that are used as part of the Bank’s risk management strategy include interest rate swap contracts that have indices related to the pricing of specific consolidated balance sheet assets and liabilities. Interest rate swaps generally involve the exchange of fixed and variable-rate interest payments between two parties, based on a common notional principal amount and maturity date. The Bank uses foreign currency derivative instruments to hedge its exposure to foreign currency risk. Certain hedging relationships are formally designated and qualify for hedge accounting as fair value or net investment hedges. Risk management derivatives comprise fair value hedges, net investment hedges and derivatives not formally designated as hedges as described below.

Fair value hedges include designated currency swaps that are used to minimize the Bank's exposure to variability in the fair value of AFS investments due to movements in foreign exchange rates. The effective portion of changes in the fair value of the hedged items attributable to foreign exchange rates is recognized in current year earnings

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

consistent with the related change in fair value of the hedging instrument. For fair value hedges, hedging effectiveness of the hedged item and the hedging instrument are assessed and managed at inception and on an ongoing basis using a partial-term method.

Net investment hedges include designated currency swaps and qualifying non-derivative instruments and are used to minimize the Bank’s exposure to variability in the foreign currency translation of net investments in foreign operations. The effective portion of changes in the fair value of the hedging instrument is recognized in accumulated other comprehensive income (loss) ("AOCIL") consistent with the related translation gains and losses of the hedged net investment. For net investment hedges, all critical terms of the hedged item and the hedging instrument are matched at inception and on an ongoing basis to minimize the risk of hedge ineffectiveness.

For derivatives designated as net investment hedges, the Bank follows the method based on changes in spot exchange rates. Accordingly:
- The change in the fair value of the derivative instrument that is reported in AOCIL (i.e., the effective portion) is determined by the changes in spot exchange rates.
- The change in the fair value of the derivative instrument attributable to changes in the difference between the forward rate and spot rate are excluded from the measure of the hedge ineffectiveness and that difference is reported directly in the consolidated statements of operations under foreign exchange revenue.
Amounts recorded in AOCIL are reclassified to earnings only upon the sale or substantial liquidation of an investment in a foreign subsidiary.

For foreign-currency-denominated financial instruments that are designated as hedges of net investments in foreign operations, the translation gain or loss that is recorded in AOCIL is based on the spot exchange rate between the reporting currency of the Bank and the functional currency of the respective subsidiary. See Note 20: Accumulated other comprehensive income (loss) for details on the amount recognized into AOCIL during the current period from translation gain or loss.

Derivatives not formally designated as hedges are entered into to manage the foreign exchange risk of the Bank's exposure. Changes in the fair value of derivative instruments not formally designated as hedges are recognized in foreign exchange revenue.

Client service derivatives
The Bank enters into foreign exchange contracts primarily to meet the foreign exchange needs of its customers. Foreign exchange contracts are agreements to exchange specific amounts of currencies at a future date at a specified rate of exchange. Changes in the fair value of client services derivative instruments are recognized in foreign exchange revenue.

The following table shows the aggregate notional amounts of derivative contracts outstanding listed by type and respective gross positive or negative fair values and classified by those used for risk management (sub-classified as hedging and those that do not qualify for hedge accounting), client services and credit derivatives. Fair value of derivatives is recorded in the consolidated balance sheets in other assets and other liabilities. Gross positive fair values are recorded in other assets and gross negative fair values are recorded in other liabilities, subject to netting when master netting agreements are in place.

June 30, 2024	Derivative instrument	Number of contracts	Notional amounts	Gross positive fair value	Gross negative fair value	Net fair value
Risk management derivatives
Net investment hedges	Currency swaps	2	24,521	8	(68)	(60)
Fair value hedges	Currency swaps	3	145,541	475	(587)	(112)
Derivatives not formally designated as hedging instruments	Currency swaps	56	1,348,449	8,488	(1,653)	6,835
Subtotal risk management derivatives			1,518,511	8,971	(2,308)	6,663

Client services derivatives	Spot and forward foreign exchange	165	245,041	1,247	(1,142)	105
Total derivative instruments			1,763,552	10,218	(3,450)	6,768

December 31, 2023	Derivative instrument	Number of contracts	Notional amounts	Gross positive fair value	Gross negative fair value	Net fair value
Risk management derivatives
Net investment hedges	Currency swaps	5	97,194	18	(267)	(249)
Fair value hedges	Currency swaps	3	150,826	5,361	—	5,361
Derivatives not formally designated as hedging instruments	Currency swaps	57	1,368,006	5,350	(22,206)	(16,856)
Subtotal risk management derivatives			1,616,026	10,729	(22,473)	(11,744)

Client services derivatives	Spot and forward foreign exchange	99	220,292	1,761	(1,646)	115
Total derivative instruments			1,836,318	12,490	(24,119)	(11,629)
In addition to the above, as at June 30, 2024 foreign denominated deposits of £302.6 million (December 31, 2023: £240.3 million) and CHF 0.4 million (December 31, 2023: CHF 0.4 million) were designated as a hedge of foreign exchange risk associated with the net investment in foreign operations.

We manage derivative exposure by monitoring the credit risk associated with each counterparty using counterparty specific credit risk limits, using master netting arrangements where appropriate and obtaining collateral. The Bank elected to offset in the consolidated balance sheets certain gross derivative assets and liabilities subject to netting agreements.

The Bank also elected not to offset certain derivative assets or liabilities and all collateral received or paid that the Bank or the counterparties could legally offset in the event of default. In the tables below, these positions are deducted from the net fair value presented in the consolidated balance sheets in order to present the net exposures. The collateral values presented in the following table are limited to the related net derivative asset or liability balance and, accordingly, do not include excess collateral received or paid.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

	Gross fair value recognized	Less: offset applied under master netting agreements	Net fair value presented in the consolidated balance sheets	Less: positions not offset in the consolidated balance sheets
June 30, 2024				Gross fair value of derivatives	Cash collateral received / paid	Net exposures
Derivative assets
Spot and forward foreign exchange and currency swaps	10,218	(2,354)	7,864	—	(70)	7,794

Derivative liabilities
Spot and forward foreign exchange and currency swaps	3,450	(2,354)	1,096	—	—	1,096
Net positive fair value			6,768

	Gross fair value recognized	Less: offset applied under master netting agreements	Net fair value presented in the consolidated balance sheets	Less: positions not offset in the consolidated balance sheets
December 31, 2023				Gross fair value of derivatives	Cash collateral received / paid	Net exposures
Derivative assets
Spot and forward foreign exchange and currency swaps	12,490	(10,148)	2,342	—	(368)	1,974

Derivative liabilities
Spot and forward foreign exchange and currency swaps	24,119	(10,148)	13,971	—	(8,401)	5,570
Net negative fair value			(11,629)
The following tables show the location and amount of gains (losses) recorded in either the consolidated statements of operations or consolidated statements of comprehensive income on derivative instruments outstanding.

		Three months ended		Six months ended
Derivative instrument	Consolidated statements of operations line item	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Spot and forward foreign exchange	Foreign exchange revenue	(82)	(88)	(11)	38
Currency swaps, not designated as hedge	Foreign exchange revenue	7,578	(6,091)	23,692	(8,434)
Currency swaps - fair value hedges	Foreign exchange revenue	473	69	(5,474)	967
Total net gains (losses) recognized in net income		7,969	(6,110)	18,207	(7,429)

		Three months ended		Six months ended
Derivative instrument	Consolidated statements of comprehensive income line item	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Currency swaps - net investment hedge	Unrealized net gains (losses) on translation of net investment in foreign operations	(1,198)	(828)	190	(317)
Total net gains (losses) recognized in comprehensive income		(1,198)	(828)	190	(317)

Note 14: Fair value measurements

The following table presents the financial assets and liabilities that are measured at fair value on a recurring basis. Management classifies these items based on the type of inputs used in their respective fair value determination as described in Note 2 of the Bank's audited financial statements for the year ended December 31, 2023.

Management reviews the price of each security monthly, comparing market values to expectations and to the prior month’s price. Management's expectations are based upon knowledge of prevailing market conditions and developments relating to specific issuers and/or asset classes held in the investment portfolio. Where there are unusual or significant price movements, or where a certain asset class has performed out-of-line with expectations, the matter is reviewed by management.

Financial instruments in Level 1 include US and UK Government Treasury notes.

Financial instruments in Level 2 include government debt securities, mortgage-backed securities and other asset-backed securities, forward foreign exchange contracts and mutual funds not actively traded.

There were no Level 3 investments as at June 30, 2024 and December 31, 2023.

There were no transfers between Level 1 and Level 2 or Level 2 and Level 3 during the six months ended June 30, 2024 and the year ended December 31, 2023.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

	June 30, 2024			December 31, 2023
	Fair value		Total carrying amount / fair value	Fair value		Total carrying amount / fair value
	Level 1	Level 2		Level 1	Level 2

Items that are recognized at fair value on a recurring basis:
Available-for-sale investments
US government and federal agencies	818,319	909,055	1,727,374	715,965	847,820	1,563,785
Non-US governments debt securities	92,570	—	92,570	250,177	—	250,177
Asset-backed securities - Student loans	—	40	40	—	40	40
Residential mortgage-backed securities	—	16,045	16,045	—	17,127	17,127
Total available-for-sale	910,889	925,140	1,836,029	966,142	864,987	1,831,129

Other assets - Derivatives	—	7,864	7,864	—	2,342	2,342

Financial liabilities
Other liabilities - Derivatives	—	1,096	1,096	—	13,971	13,971

Items Other Than Those Recognized at Fair Value on a Recurring Basis:
		June 30, 2024			December 31, 2023
	Level	Carrying amount	Fair value	Appreciation / (depreciation)	Carrying amount	Fair value	Appreciation / (depreciation)
Financial assets
Cash and cash equivalents	Level 1	2,389,806	2,389,806	—	1,646,648	1,646,648	—
Securities purchased under agreements to resell	Level 2	656,776	656,776	—	187,274	187,274	—
Short-term investments	Level 1	632,176	632,176	—	1,038,037	1,038,037	—
Investments held-to-maturity	Level 2	3,332,420	2,765,104	(567,316)	3,461,097	2,976,709	(484,388)
Loans, net of allowance for credit losses	Level 2	4,585,468	4,509,855	(75,613)	4,745,849	4,700,532	(45,317)
Other real estate owned¹	Level 2	75	75	—	450	450	—

Financial liabilities
Term deposits	Level 2	4,156,742	4,161,247	(4,505)	3,727,794	3,732,610	(4,816)
Long-term debt	Level 2	98,608	96,644	1,964	98,490	96,145	2,345
¹The current carrying value of OREO is adjusted to fair value only when there is devaluation below carrying value.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Note 15: Interest rate risk

The following tables set out the assets, liabilities and shareholders' equity on the date of the earlier of contractual maturity, expected maturity or repricing date. Use of these tables to derive information about the Bank’s interest rate risk position is limited by the fact that customers may choose to terminate their financial instruments at a date earlier than the contractual maturity or repricing date. Examples of this include fixed-rate mortgages, which are shown at contractual maturity but which may be subject to early prepayment, and certain term deposits, which are shown at contractual maturity but which may be withdrawn before their contractual maturity subject to prepayment penalties. Investments are shown based on remaining contractual maturities. The remaining contractual principal maturities for mortgage-backed securities (primarily US government agencies) do not consider prepayments. Remaining expected maturities will differ from contractual maturities because borrowers may have the right to prepay obligations before the underlying mortgages mature.

June 30, 2024	Earlier of contractual maturity or repricing date
(in $ millions)	Within 3 months	3 to 6 months	6 to 12 months	1 to 5 years	After 5 years	Non-interest bearing funds	Total
Assets
Cash and cash equivalents	2,293	—	—	—	—	97	2,390
Securities purchased under agreement to resell	658	—	—	—	—	—	658
Short-term investments	575	39	18	—	—	—	632
Investments	150	9	97	810	4,102	—	5,168
Loans	2,457	130	145	1,500	308	45	4,585
Other assets	—	—	—	—	—	506	506
Total assets	6,133	178	260	2,310	4,410	648	13,939

Liabilities and shareholders' equity
Shareholders’ equity	—	—	—	—	—	999	999
Demand deposits	5,867	—	—	—	—	2,524	8,391
Term deposits	3,244	331	498	84	—	—	4,157
Other liabilities	—	—	—	—	—	293	293
Long-term debt	—	—	99	—	—	—	99
Total liabilities and shareholders' equity	9,111	331	597	84	—	3,816	13,939

Interest rate sensitivity gap	(2,978)	(153)	(337)	2,226	4,410	(3,168)	—
Cumulative interest rate sensitivity gap	(2,978)	(3,131)	(3,468)	(1,242)	3,168	—	—

December 31, 2023	Earlier of contractual maturity or repricing date
(in $ millions)	Within 3 months	3 to 6 months	6 to 12 months	1 to 5 years	After 5 years	Non-interest bearing funds	Total
Assets
Cash and cash equivalents	1,555	—	—	—	—	92	1,647
Securities purchased under agreement to resell	187	—	—	—	—	—	187
Short-term investments	665	322	51	—	—	—	1,038
Investments	174	52	156	765	4,145	—	5,292
Loans	2,378	114	330	1,548	338	38	4,746
Other assets	—	—	—	—	—	464	464
Total assets	4,959	488	537	2,313	4,483	594	13,374

Liabilities and shareholders' equity
Shareholders’ equity	—	—	—	—	—	1,004	1,004
Demand deposits	5,602	—	—	—	—	2,657	8,259
Term deposits	2,676	489	479	84	—	—	3,728
Other liabilities	—	—	—	—	—	285	285
Long-term debt	—	—	—	98	—	—	98
Total liabilities and shareholders' equity	8,278	489	479	182	—	3,946	13,374

Interest rate sensitivity gap	(3,319)	(1)	58	2,131	4,483	(3,352)	—
Cumulative interest rate sensitivity gap	(3,319)	(3,320)	(3,262)	(1,131)	3,352	—	—

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Note 16: Long-term debt

On May 24, 2018, the Bank issued US $75 million of Subordinated Lower Tier II capital notes. The notes were issued at par and due on June 1, 2028.  The issuance was by way of a registered offering with US institutional investors. The notes are listed on the BSX in the specialist debt securities category. The proceeds of the issue were used, among others, to repay the entire amount of the US $47 million outstanding subordinated notes Series 2003-B. The notes issued pay a fixed coupon of 5.25% until June 1, 2023 when they become redeemable in whole at the option of the Bank. The notes were priced at a spread of 2.27% over the 10-year US Treasury yield. The Bank incurred $1.8 million of costs directly related to the issuance of these capital notes. These costs have been capitalized directly against the carrying value of these notes on the balance sheet and were amortized over the life of the notes. These notes were redeemed at face value in June 2023 at which time, unamortized issuance costs were fully recognized in the Consolidated Statements of Operations as part of interest expense.

On June 11, 2020, the Bank issued US $100 million of Subordinated Lower Tier II capital notes. The notes were issued at par and due on June 15, 2030. The issuance was by way of a registered offering with US institutional investors. The notes are listed on the BSX in the specialist debt securities category. The proceeds of the issue were used, among others, to repay the entire amount of the US $45 million outstanding subordinated notes Series 2005-B which matured on July 2, 2020. The notes issued pay a fixed coupon of 5.25% until June 15, 2025 when they become redeemable in whole at the option of the Bank. The notes were priced at a spread of 4.43% over the 10-year US Treasury yield. The Bank incurred $2.3 million of costs directly related to the issuance of these capital notes. These costs have been capitalized directly against the carrying value of these notes on the balance sheet, and will be amortized over the life of the notes.

No interest was capitalized during the six months ended June 30, 2024, and the year ended December 31, 2023.

The following table presents the contractual maturity and interest payments for long-term debt issued by the Bank as at June 30, 2024. The interest payments are calculated until contractual maturity using the Secured Overnight Financing Rate ("SOFR").

						Interest payments until contractual maturity
Long-term debt	Earliest date redeemable at the Bank's option	Contractual maturity date	Interest rate until date redeemable	Interest rate from earliest date redeemable to contractual maturity	Principal Outstanding	Within 1 year	1 to 5 years	After 5 years
Bermuda
2020 issuance	June 15, 2025	June 15, 2030	5.25%	3 months US$ SOFR + 5.060%	100,000	5,250	42,166	10,534
Unamortized debt issuance costs					(1,392)
Long-term debt less unamortized debt issuance costs					98,608

Note 17: Earnings per share

Earnings per share have been calculated using the weighted average number of common shares outstanding during the period after deduction of the shares held as treasury stock. The dilutive effect of share-based compensation plans was calculated using the treasury stock method, whereby the proceeds received from the exercise of share-based awards are assumed to be used to repurchase outstanding shares, using the average market price of the Bank’s shares for the period. Numbers of shares are expressed in thousands.

During the six months ended June 30, 2024, the average number of outstanding awards of unvested common shares was 1.6 million (June 30, 2023: 1.4 million). Only awards for which the sum of 1) the expense that will be recognized in the future (i.e., the unrecognized expense) and 2) its exercise price, if any, was lower than the average market price of the Bank‘s common shares were considered dilutive and, therefore, included in the computation of diluted earnings per share. An award's unrecognized expense is also considered to be the proceeds the employees would need to pay to purchase accelerated vesting of the awards. For the purposes of calculating dilution, such proceeds are assumed to be used by the Bank to buy back common shares at the average market price. The weighted-average number of outstanding awards, net of the assumed weighted-average number of common shares bought back, is included in the number of diluted participating shares.

	Three months ended		Six months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023

Net income	50,591	61,000	104,022	123,204

Basic Earnings Per Share
Weighted average number of common shares issued	46,261	50,139	46,687	50,238
Weighted average number of common shares held as treasury stock	(619)	(619)	(619)	(619)
Weighted average number of common shares (in thousands)	45,642	49,520	46,068	49,619

Basic Earnings Per Share	1.11	1.23	2.26	2.48

Diluted Earnings Per Share
Weighted average number of common shares	45,642	49,520	46,068	49,619
Net dilution impact related to awards of unvested common shares	656	370	662	360
Weighted average number of diluted common shares (in thousands)	46,298	49,890	46,730	49,979

Diluted Earnings Per Share	1.09	1.22	2.23	2.47

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Note 18: Share-based payments

The common shares transferred to employees under all share-based payments are either taken from the Bank's common treasury shares or from newly issued shares. All share-based payments are settled by the ultimate parent company which, pursuant to Bermuda law, is not taxed on income. There are no income tax benefits in relation to the issue of such shares as a form of compensation.

In May 2020, the Board of Directors approved the 2020 Omnibus Plan (the "2020 Plan") which replaces and previous plan. Under the 2020 Plan, 3.0 million shares are initially available for grant to employees in the form of stock options or unvested share awards. Both types of awards are detailed below.

Stock Option Awards

2020 Plans
Under the 2020 Plan, options are awarded to Bank employees and executive management, based on predetermined vesting conditions that entitle the holder to purchase one common share at a subscription price usually equal to the price of the most recently traded common share when granted and have a term of 10 years. The subscription price is reduced for all special dividends declared by the Bank. Stock option awards granted under the 2020 Plan vest based on two specific types of vesting conditions i.e., time and performance conditions, as detailed below:

Time vesting condition
50% of each option award was granted in the form of time vested options and vested 25% on each of the second, third, fourth and fifth anniversaries of the effective grant date.

In addition to the time vesting conditions noted above, the options will generally vest immediately:
• by reason of the employee’s death or disability,
• upon termination, by the Bank, of the holder’s employment, unless if in relation with the holder’s misconduct, or
• in limited circumstances and specifically approved by the Board, as stipulated in the holder’s employment contract.

In the event of the employee’s resignation, any unvested portion of the awards shall generally be forfeited and any vested portion of the options shall generally remain exercisable during the 90-day period following the termination date or, if earlier, until the expiration date, and any vested portion of the options not exercised as of the expiration of such period shall be forfeited without any consideration therefore.

Performance vesting condition
50% of each option award was granted in the form of performance options and would vest (partially or fully) on a “valuation event” date (the date that any of the March 2, 2010 new investors transfers at least 5% of the total number of common shares or the date that there is a change in control and any of the new investors realize a predetermined multiple of invested capital ("MOIC"). On September 21, 2016, it was determined that a valuation event occurred during which a new investor realized a MOIC of more than 200% of the original invested capital of $12.09 per share and accordingly, all outstanding unvested performance options vested.

There were no stock options outstanding as at June 30, 2024 and December 31, 2023.

Share-Based Incentive Programs
Recipients of unvested share awards are entitled to the related common shares at no cost, at the time the award vests. Recipients of unvested shares may be entitled to receive additional unvested shares having a value equal to the cash dividends that would have been paid had the unvested shares been issued and vested. Such additional unvested shares granted as dividend equivalents are subject to the same vesting schedule and conditions as the underlying unvested shares.

Unvested shares subject only to the time vesting condition generally vest upon retirement, death, disability or upon termination, by the Bank, of the holder’s employment unless if in connection with the holder’s misconduct. Unvested shares subject to both time vesting and performance vesting conditions remain outstanding and unvested upon retirement and will vest only if the performance conditions are met. Unvested shares can also vest in limited circumstances and if specifically approved by the Board, as stipulated in the holder’s employment contract. In all other circumstances, unvested shares are generally forfeited when employment ends.

The grant date weighted average fair value of unvested share awards granted in the three months ended June 30, 2024 was $30.09 per share (December 31, 2023: $32.89 per share). The Bank expects to settle these awards by issuing new shares.

Employee Deferred Incentive Program ("EDIP")
Under the Bank’s EDIP, shares are awarded to Bank employees and executive management based on the time vesting condition, which states that the shares will vest equally over a three-year period from the effective grant date.

Employee Long-Term Incentive Share Program ("ELTIP")
Under the Bank’s ELTIP, performance shares as well as time-vesting shares were awarded to employees and executive management. The performance shares will generally vest upon the achievement of certain performance targets in the three-year period from the effective grant date. The time-vesting shares will generally vest over the three-year period from the effective grant date.

Employee Share Purchase Plan ("ESPP")
The Bank's ESPP was approved in July 2021 and registered in November 2021. The first offering period started in May 2022. Under the Bank's ESPP, eligible employees may elect to contribute up to 15% of their regular compensation toward the purchase of Bank's shares at a 10% discount from market price on the closing date of each offering period. The ESPP specifies two consecutive six month offering periods per year. In the case of termination of employment or voluntary partial or full withdrawal from the plan, the related current offering period ESPP contributions are refunded to the employee and thus cannot be used to purchase shares under the ESPP. During the six months ended June 30, 2024, 8,860 shares (December 31, 2023: 26,551 shares) were issued under the ESPP.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Changes in Outstanding ELTIP and EDIP awards (in thousands of shares transferable upon vesting)
	Six months ended
	June 30, 2024		June 30, 2023
	EDIP	ELTIP	EDIP	ELTIP
Outstanding at beginning of period	665	915	621	705
Granted	91	545	178	362
Vested (fair value in 2024: $14.1 million, 2023: $10.6 million, )	(137)	(334)	(133)	(185)
Forfeitures (resignations, retirements, redundancies)	(3)	(2)	—	—
Outstanding at end of period	616	1,124	666	882

Share-based Compensation Cost Recognized in Net Income
	Six months ended
	June 30, 2024	June 30, 2023
	EDIP and ELTIP	EDIP and ELTIP
Cost recognized in net income	10,099	9,285

Unrecognized Share-based Compensation Cost
	June 30, 2024		December 31, 2023
	Unrecognized cost	Weighted average years over which it is expected to be recognized	Unrecognized cost	Weighted average years over which it is expected to be recognized
EDIP	11,432	2.31	11,774	2.66

ELTIP
Time vesting shares	93	1.62	118	2.12
Performance vesting shares	21,630	2.14	12,416	1.76
Total unrecognized expense	33,155		24,308

Note 19: Share repurchase programs

From time to time, the Bank may seek to repurchase and retire equity securities of the Bank, through cash purchase, privately negotiated transactions, or otherwise. Such transactions, if any, depend on prevailing market conditions, liquidity and capital requirements, contractual restrictions, and other factors.

Common Share Repurchase Program
On February 10, 2021, the Board approved a new common share repurchase program, authorizing the purchase of up to 2.0 million common shares through to February 28, 2022.

On February 14, 2022, the Board approved a new common share repurchase program, authorizing the purchase of up to 2.0 million common shares through to February 28, 2023.

On February 13, 2023, the Board approved a new common share repurchase program, authorizing the purchase of up to 3.0 million common shares through to February 29, 2024.

On December 5, 2023, the Board approved a new common share repurchase program, authorizing the purchase of up to 3.5 million common shares through to December 31, 2024.

On July 22, 2024, the Board approved a new common share repurchase program, authorizing the purchase of up to 2.1 million common shares which is effective upon full utilization of the existing program through to December 31, 2024.

In the six months ended June 30, 2024, the Bank repurchased and retired 2,235,320 shares.

	Six months ended	Year ended December 31
Common share repurchases	June 30, 2024	2023	2022
Acquired number of shares (to the nearest 1)	2,235,320	3,133,717	102,000
Average cost per common share	31.89	28.27	38.21
Total cost (in US dollars)	71,278,278	88,590,240	3,897,268

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Note 20: Accumulated other comprehensive income (loss)

	Unrealized net gains (losses) on translation of net investment in foreign operations	Unrealized net gains (losses) on HTM investments	Unrealized net gains (losses) on AFS investments	Employee benefit plans adjustments
Six months ended June 30, 2024				Pension	Post-retirement healthcare	Subtotal - employee benefits plans	Total AOCIL
Balance at beginning of period	(25,478)	(82,067)	(162,910)	(51,563)	11,820	(39,743)	(310,198)
Other comprehensive income (loss), net of taxes	(112)	4,199	(12,839)	2,298	(894)	1,404	(7,348)
Balance at end of period	(25,590)	(77,868)	(175,749)	(49,265)	10,926	(38,339)	(317,546)

	Unrealized net gains (losses) on translation of net investment in foreign operations	Unrealized net gains (losses) on HTM investments	Unrealized net gains (losses) on AFS investments	Employee benefit plans adjustments
Six months ended June 30, 2023				Pension	Post- retirement healthcare	Subtotal - employee benefits plans	Total AOCIL
Balance at beginning of period	(25,700)	(91,212)	(220,345)	(47,905)	7,710	(40,195)	(377,452)
Other comprehensive income (loss), net of taxes	356	4,631	14,058	1,022	(405)	617	19,662
Balance at end of period	(25,344)	(86,581)	(206,287)	(46,883)	7,305	(39,578)	(357,790)

Net Change of AOCIL Components		Three months ended		Six months ended
	Line item in the consolidated statements of operations, if any	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Net unrealized gains (losses) on translation of net investment in foreign operations adjustments
Foreign currency translation adjustments	N/A	376	10,182	(3,984)	17,669
Gains (losses) on net investment hedge	N/A	(425)	(9,782)	3,872	(17,313)
Net change		(49)	400	(112)	356

Held-to-maturity investment adjustments
Amortization of net gains (losses) to net income	Interest income on investments	2,198	2,604	4,199	4,631
Net change		2,198	2,604	4,199	4,631

Available-for-sale investment adjustments
Gross unrealized gains (losses)	N/A	1,568	(14,562)	(13,038)	16,353
Transfer of realized (gains) losses to net income	Net realized gains (losses) on AFS investments	—	3	—	11
Foreign currency translation adjustments of related balances	N/A	(130)	(1,199)	199	(2,306)
Net change		1,438	(15,758)	(12,839)	14,058

Employee benefit plans adjustments
Defined benefit pension plan
Net actuarial gain (loss)	N/A	—	—	1,029	—
Amortization of net actuarial (gains) losses	Non-service employee benefits expense	589	572	1,178	1,142
Amortization of prior service (credit) cost	Non-service employee benefits expense	19	20	39	39
Foreign currency translation adjustments of related balances	N/A	(7)	(90)	52	(159)
Net change		601	502	2,298	1,022

Post-retirement healthcare plan
Amortization of net actuarial (gains) losses	Non-service employee benefits expense	131	131	262	262
Amortization of prior service (credit) cost	Non-service employee benefits expense	(578)	(334)	(1,156)	(667)
Net change		(447)	(203)	(894)	(405)

Other comprehensive income (loss), net of taxes		3,741	(12,455)	(7,348)	19,662

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Note 21: Capital structure

Authorized Capital
The par value of each issued common share and each authorized but unissued common share is BM$0.01 and the authorized share capital of the Bank comprises 2,000,000,000 common shares of par value BM$0.01 each, 6,000,000,000 non‑voting ordinary shares of par value BM$0.01 each, 110,200,001 preference shares of par value US$0.01 each and 50,000,000 preference shares of par value £0.01 each.

Dividends Declared
During the six months ended June 30, 2024, the Bank declared and paid cash dividends of $0.88 (June 30, 2023: $0.88) for each common share as of the related record dates.

The Bank is required to comply with Section 54 of the Companies Act 1981 issued by the Government of Bermuda (the “Companies Act”) each time a dividend is declared or paid by the Bank and also obtain a letter of no objection from the BMA pursuant to the Banks and Deposit Companies Act 1999 for any dividends declared. The Bank has complied with Section 54 and has obtained the BMA's letter of no objection for all dividends declared during the periods presented.

Regulatory Capital
The Bank’s regulatory capital is determined in accordance with current Basel III guidelines as issued by the BMA. The Bank is fully compliant with all regulatory capital requirements to which it is subject, and it maintains capital ratios in excess of regulatory minimums as at June 30, 2024 and 2023. The following table sets forth the Bank's capital adequacy in accordance with the Basel III framework:

	June 30, 2024		December 31, 2023
	Actual	Regulatory minimum	Actual	Regulatory minimum
Capital
CET 1 capital	1,052,242	N/A	1,042,506	N/A
Tier 1 capital	1,052,242	N/A	1,042,506	N/A
Tier 2 capital	106,977	N/A	109,423	N/A
Total capital	1,159,219	N/A	1,151,929	N/A

Risk Weighted Assets	4,667,752	N/A	4,540,745	N/A

Leverage Ratio Exposure Measure	14,368,493	N/A	13,777,771	N/A

Capital Ratios (%)
CET 1 capital	22.5%	10.0%	23.0%	10.0%
Tier 1 capital	22.5%	11.5%	23.0%	11.5%
Total capital	24.8%	13.5%	25.4%	13.5%
Leverage ratio	7.3%	5.0%	7.6%	5.0%

Note 22: Related party transactions

Financing Transactions
Certain directors and executives of the Bank, companies in which they are principal owners and/or members of the board, and trusts in which they are involved, have deposits with the Bank, have loans and/or are guarantors for loans with the Bank. Loans to directors were made in the ordinary course of business at normal credit terms, including interest rate and collateral requirements. Loans to executives may be eligible for preferential rates. All of these loans were considered performing loans as at June 30, 2024 and December 31, 2023. Loan balances with directors and executives of the Bank, companies in which they are principal owners and/or members of the board, and trusts in which they are involved were as follows:

Balance at December 31, 2022	20,393
Net loans issued (repaid) during the year	(658)
Balance at December 31, 2023	19,735
Net loans issued (repaid) during period	(550)
Effect of changes in the composition of related parties	983
Balance at June 30, 2024	20,168

Consolidated balance sheets	June 30, 2024	December 31, 2023
Deposits	71,614	100,364

	Three months ended		Six months ended
Consolidated statement of operations	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Interest and fees on loans	306	285	632	556
Total non-interest expense	77	80	115	125
Other non-interest income	46	37	124	91

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Certain affiliates of the Bank have loans and deposits with the Bank which were made and are maintained in the ordinary course of business on normal commercial terms. Balances with these parties were as follows:

Consolidated balance sheets	June 30, 2024	December 31, 2023
Loans	9,654	9,801
Deposits	305	288
Accrued interest and other liabilities	381	305

	Three months ended		Six months ended
Consolidated statement of operations	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Interest and fees on loans	199	207	402	405
Total non-interest expense	421	397	820	772
Other non-interest income	61	61	123	121

Investments
As at June 30, 2024, several Butterfield mutual funds which are managed by a wholly owned subsidiary of the Bank, had loan balances and deposit balances held with the Bank. The Bank also earned asset management revenue and custody and other administration services revenue from funds managed by a wholly-owned subsidiary of the Bank and from directors and executives, companies in which they are principal owners and/or members of the board and trusts in which they are involved, as well as other income from other related parties.

Consolidated balance sheets	June 30, 2024	December 31, 2023
Deposits	9,071	4,633

	Three months ended		Six months ended
Consolidated statement of operations	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Asset management	2,695	2,319	5,257	4,499
Custody and other administration services	341	296	662	559

Note 23: Subsequent events

On July 22, 2024, the Board of Directors declared an interim dividend of $0.44 per common share to be paid on August 19, 2024 to shareholders of record on August 5, 2024.